Change Log for Form SBSE-A/A

Applicant Name: BNP Paribas SA
Date: 04/23/2024
NFA No. : 0247694

Date	Question/Page #	Description of Change
04/23/2024	Schedule A	• Updated the list to reflect that both Vanessa Lepoultier and Marie Christine Lombard were added to the Board of Directors and registered as a Principals. • Updated the list to reflect that both Rajna Gibson-Brandon and Sandrine Ameline Marie Verrier no longer serve on the BNP Paribas Board of Directors.
04/23/2024	Page 2, Question 7	• Updated response to align with the disclosure in the most recent BNP Paribas Universal Registration Document.